Guangshen Railway Company Limited
(a joint stock limited company incorporated in the People's Republic of China) (Stock Code: 525)

Interim Results of 2005

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June, 2005.

Note: To better conform to "International Accounting Standards (IAS) 18 - Revenue", the Company's revenues stated in this interim report are stated before deduction of business tax, although the Company's revenues as presented in its annual and interim reports prior to 2004 were stated after deduction of business tax.

REVIEW OF OPERATIONS
In the first half of 2005, the steady and stable growth in the PRC economy, the gradual implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau created great demands for the Company's passenger and freight transportation services in its service territory. To capture the market opportunities, the Company further improved the transportation organization and management, fully explored the potential of transportation businesses and strictly controlled expenditures on the basis of strengthening the scientific and rational allocation of transportation resources. As a result, the Company has effectively promoted the development of its transportation core businesses and achieved good operating results.

In the first half of 2005, the Company's profit from operations was Renminbi ("RMB") 364.5 million, representing an increase of approximately 5.2% from RMB346.5 million in the same period last year. Profit attributable to equity holders of the Company was RMB325.1 million, representing an increase of 8.6% from RMB299.4 million in the same period of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Total revenues from operations

In the first half of 2005, the Company's total revenues from operations were RMB1,572.1 million, representing an increase of approximately 8.7% from RMB1,445.7 million in the same period last year. Revenues from passenger transportation were RMB1,208.3 million and revenues from freight transportation were RMB269.4 million, representing approximately 76.9% and 17.1% of the Company's total revenues from operations, respectively, and approximately 81.8% and 18.2% of the total revenues generated from the Company's railroad business, respectively. Revenues from other businesses were RMB94.4 million, representing approximately 6.0% of the Company's total revenues from operations.

Passenger transportation business

Passenger transportation is the principal business segment of the Company. As of 30th June, 2005, the Company operated 120 pairs of passenger trains every day, representing an increase of three pairs of trains from the number in operation at the end of 2004. These passenger trains included 67 pairs of high-speed trains between Guangzhou and Shenzhen, representing an increase of three pairs from the number in operation at the end of 2004; 38 pairs of long-distance trains; 13 pairs of Hong Kong through-trains and two pairs of regular-speed trains between Guangzhou and Shenzhen.

In the first half of 2005, the Company's total number of passengers was 25.331 million, representing an increase of approximately 7.2% from 23.630 million in the first half of 2004. The total number of passengers traveling on the Guangzhou-Shenzhen trains was 10.465 million in the first half of 2005, representing an increase of approximately 7.1% from 9.768 million in the same period last year; the total number of passengers traveling on the Hong Kong through-trains was 1.480 million, representing an increase of approximately 8.4% from 1.365 million in the same period of 2004; and the total number of passengers traveling on long-distance passenger trains was 13.386 million, representing an increase of approximately 7.1% when compared with 12.497 million in the same period last year.

Revenues from passenger transportation business in the first half of 2005 were RMB1,208.3 million, representing an increase of approximately 9.5% from RMB1,103.1 million in the same period last year. Revenues from Guangzhou-Shenzhen trains were RMB603.1 million, representing an increase of approximately 7.6% from RMB560.3 million in the same period last year; revenues from Hong Kong through-trains were RMB221.9 million, representing an increase of approximately 8.8% from RMB203.9 million in the same period last year; and revenues from long-distance trains were RMB383.4 million, representing an increase of approximately 13.1% from RMB338.9 million in the same period last year.

The increase in revenues from passenger transportation and the number of passengers were mainly due to the following reasons: (1) the continuing increase in the number of business persons and tourists traveling between the Mainland and Hong Kong following the accelerated implementation of CEPA and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau; (2) the vigorous optimization of the transportation organization and the initiation of passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains to attract more passengers for Guangzhou-Shenzhen trains; (3) operation of two more pairs of Hong Kong through-trains and one more pair of long-distance trains since April 2004, one more pair of long-distance trains since December 2004 and three more pairs of Guangzhou-Shenzhen high-speed trains since May 2005, thereby expanding the transportation capacity when compared to the same period last year; and (4) the commencement of operation and steady improvement of the Shenzhen Subway, which has boosted the Company's passenger flows.

The following table sets forth the revenues from passenger transportation and the number of passengers from 1st January, 2005 to 30th June, 2005 as compared to the same period of 2004:

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                                                                   INCREASE/
                                       SIXTH MONTHS ENDED      (DECREASE) AS
                                           30TH JUNE,            COMPARED TO
                                          2005         2004             2004
----------------------------------------------------------------------------

Revenues from passenger
  transportation (RMB thousands)     1,208,347    1,103,066             9.5%
----------------------------------------------------------------------------
 Guangzhou-Shenzhen trains             603,093      560,267             7.6%
 Hong Kong through-trains              221,901      203,929             8.8%
 Long-distance trains                  383,353      338,870            13.1%
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Total number of passengers
  (thousand persons)                    25,331       23,630             7.2%
----------------------------------------------------------------------------
 Guangzhou-Shenzhen trains              10,465        9,768             7.1%
 Hong Kong through-trains                1,480        1,365             8.4%
 Long-distance trains                   13,386       12,497             7.1%
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Revenue per passenger (RMB)              47.70        46.68             2.2%
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 Guangzhou-Shenzhen trains               57.63        57.36             0.5%
 Hong Kong through-trains               149.93       149.40             0.4%
 Long-distance trains                    28.64        27.12             5.6%
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Total passenger-kilometers
  (millions)                           2,260.7      2,078.8             8.8%
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Revenue per passenger-kilometer
  (RMB)                                   0.53         0.53               --
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Freight transportation business

Freight transportation is an important business segment of the Company. In the first half of 2005, the total freight tonnage transported by the Company was
15.210 million tonnes, representing a decrease of approximately 2.4% from 15.583 million tonnes in the same period of 2004. Outbound freight tonnage was 4.302 million tonnes, representing an increase of approximately 7.8% from 3.990 million tonnes in the same period last year; and inbound freight tonnage was
10.908 million tonnes, representing a decrease of approximately 5.9% from 11.593 million tonnes in the same period last year.

Revenues generated from the Company's freight transportation in the first half of 2005 were RMB269.4 million, representing an increase of approximately 1.3% from RMB265.9 million in the first half of 2004. Outbound freight revenues were RMB50.6 million, representing a decrease of approximately 7.6% from RMB54.8 million in the same period of 2004; inbound and pass-through freight revenues were RMB174.8 million, representing an increase of approximately 1.9% from RMB171.6 million in the same period last year; and revenues from storage, loading and unloading and other miscellaneous items were RMB44.0 million, representing an increase of approximately 11.3% from RMB39.5 million in the same period last year.

In the first half of 2005, the Company's total freight tonnage declined when compared with that of the same period last year while total freight transportation revenues registered a slight increase from the same period last year. This was due to: (1) decrease in transportation, especially inbound and pass-through transportation of certain categories of freight such as raw materials, building materials and grain, etc, as a result of the State's macroeconomic control measures and the transfer of the manufacturing industry from the Pearl River Delta to inland regions; (2) enhanced competitiveness of other means of transport, for example, the increasing improvement of road and water transport networks, has affected railway freight transport to a certain extent; and (3) the uniform upward adjustments of railway freight tariffs implemented nationwide since April 2005, which intensified the competition between railway transport and other means of transport.

Note: In January 2005, the Ministry of Railways (the "MOR") modified the settlement method on the income from railway freight transportation. Pursuant to the new settlement methods, starting from 1st January, 2005, all freight transportation fees relating to post, parcels and luggage, containers and special goods shall be collected by Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited (collectively "the Professional Transportation Companies"), all of which are operated under the MOR). The Professional Transportation Companies shall pay railway usage fees to the relevant railway companies. Prior to 1st January, 2005, the Company charged freight transportation fees for these post, parcels and luggage, containers and special goods based on their categories and distance of transportation and credited them into inbound freight/outbound and pass-through freight/storage, loading and unloading and other miscellaneous revenues (as the case may be); while after 1st January, 2005, this part of revenues has been replaced by the railway usage fees paid to the Company by the Professional Transportation Companies.

The railway usage fees are credited into inbound and pass-through freight revenues, so the modifications in the settlement method have changed the structure of the Company's freight transportation income. However, the modifications have not affected the Company's revenues from freight transportation significantly.

The following table sets forth the revenues generated from freight transportation and volume of freight transportation from 1st January, 2005 to 30th June, 2005 as compared to the same period in 2004:

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                                                                   INCREASE/
                                          SIX MONTHS ENDED     (DECREASE) AS
                                           30TH JUNE,            COMPARED TO
                                          2005         2004             2004
----------------------------------------------------------------------------

Revenues from freight
  transportation (RMB thousands)       269,365      265,888             1.3%
----------------------------------------------------------------------------
 Revenues from outbound freight         50,577       54,762            (7.6%)
  Revenues from inbound and
    pass-through freight               174,824      171,620             1.9%
  Revenues from storage, loading
    and unloading and others
    miscellaneous items                 43,964       39,506            11.3%
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Total tonnage (thousand tonnes)         15,210       15,583            (2.4%)
----------------------------------------------------------------------------
 Outbound freight tonnage                4,302        3,990             7.8%
 Inbound and pass-through freight
   tonnage                              10,908       11,593            (5.9%)
----------------------------------------------------------------------------
Revenue per tonne (RMB)                  17.71        17.06             3.8%
----------------------------------------------------------------------------
Total tonne-kilometers (millions)      1,074.8      1,127.5            (4.7%)
----------------------------------------------------------------------------
Revenue per tonne-kilometer (RMB)         0.25         0.24             4.2%
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Other businesses
In the first half of 2005, revenues from other businesses of the Company (which included sales of food and merchandise on board and in railway stations) increased by approximately 23.0% to RMB94.4 million from RMB76.8 million in the same period of 2004.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES
Operating expenses of the Company's railroad businesses in the first half of 2005 were RMB1,107.7 million, representing an increase of approximately 8.3% from RMB1,023.2 million in the first half of 2004. The increase in railway operating expenses was primarily attributable to the increase in the Company's railway transportation businesses as follows: (1) increase in employees' salaries and benefits, which directly related to the Company's operating results and workload, as a result of the increase in the Company's operating results in the first half of 2005; (2) an increase in the variable expenses such as the consumption of materials and supplies expenses as a result of the operation of several additional pairs of trains in the first half of 2005 as well as rises in fuel and electricity prices; and (3) an increase in repair and maintenance expenses on the Company's rail lines and equipment in order to satisfy the safety requirements resulted from the increase in the volume of railroad transportation.

LIQUIDITY AND FINANCIAL SOURCES
During the first half of 2005, the main source of the Company's capital was its operation revenues. Such capital was used primarily for capital and operational expenditures and payment of taxes and dividends.

As of 30th June, 2005, the Company's liabilities-to-assets ratio was 10.9%.

The Company has stable cash flow and has no commercial bank loans. The Company believes that it has sufficient working capital to support its operations and developments.

PROSPECTS
With the accelerated cooperation of regional economies in the "Pan Pearl River Delta", the gradual implementation of the CEPA between Mainland China, Hong Kong and Macau as well as the opening of Hong Kong Disneyland in September this year, the Company will face favorable opportunities for its operations and developments. The Company predicts that its operating results will maintain a growth trend in the second half of 2005.

The Company will continue to proceed with the proposed A share issue and the acquisition of the railway transportation assets of Yangcheng Company as announced in its announcement dated 15th November, 2004. To expand the operating scale and strengthen its leadership position in the railway industry in the Pearl River Delta, the Company proposed to issue not more than 2.75 billion A shares to investors in the PRC and use the proceeds to acquire the assets and liabilities in relation to the railway transportation business between Guangzhou and Pingshi of Guangzhou Railway Group Yangcheng Railway Company. The acquisition will improve the Company's competitiveness and overall performance, optimize the allocation of transportation resources, improve the image of the Company in the capital market and facilitate an exponential development of the Company.

The Company plans to expand the transportation capacity of Guangshen Railway, including pushing forward the construction of the fourth line between Guangzhou-Shenzhen. This expansion is being undertaken in order to satisfy the demand for additional long-distance passenger trains in Shenzhen; to resolve the problem of passenger transportation capacity shortage at the Shenzhen Station; to accommodate future transportation growth and market competition; and to facilitate the growth of the Company's core business of passenger and freight transportation.

In relation to its passenger transportation business, the Company will continue with its implementation and improvement of the "As-frequent-as-buses" Train Project of Guangzhou-Shenzhen high-speed passenger trains as well as the setting up and improvement of its computerized ticketing system for the "As-frequent-as-buses" Train Project. The Company will also continue with the refurbishment of the Shenzhen Station, the Guangzhou East Station and other passenger stations along the Guangzhou-Shenzhen route, improving passenger boarding facilities, enhancing passenger service functions and creating a more comfortable passenger service environment. In addition, the Company will accelerate the introduction of advanced train sets to further increase the transportation capacity of the "As-frequent-as-buses" Train Project.

In relation to its freight transportation business, the Company will accelerate the growth of its freight transportation business by continuously rationalizing the allocation of business resources, strengthening its marketing efforts, enhancing the deployment of freight trains and operating more freight through trains.

FINAL DIVIDEND OF 2004
A resolution approving the distribution of a dividend of RMB0.11 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2004 held on 12th May, 2005. The dividend was distributed to the Company's shareholders on or before 12th June, 2005.

INTERIM DIVIDEND
The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2005.

CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 17th March, 2005, a resolution was passed at the fourteenth meeting of the third session of the Board of the Company to terminate the engagement of Mr. Luo Qingming as Deputy General Manager and Chief Engineer.

On 12th May, 2005, resolutions were passed at the annual general meeting of the Company for the year 2004 to appoint Mr. Wu Junguang, Mr. Li Kelie, Mr. Hu Lingling, Mr. Wu Houhui, Mr. Wen Weiming, Mr. Yang Jinzhong, Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai as directors of the fourth session of the Board of the Company; to appoint Mr. Yao Muming, Mr. Tang Dinghong, Mr. Chen Yongbao, Mr. Li Zhiming and Mr. Chen Yunzhong as supervisors of the fourth session of the Supervisory Committee of the Company. Mr. Wang Jianping and Ms. Lu Ximei were supervisors democratically elected by the Company's employees.

On 12th May, 2005, resolutions were passed at the first meeting of the fourth session of the Board of the Company to appoint Mr. Wu Junguang as Chairman of the Board and terminate the engagement of Mr. Yang Yuzheng as Deputy General Manager of the Company. At the first meeting of the fourth session of the Supervisory Committee held on the same day, Mr. Yao Muming was appointed as Chairman of the Supervisory Committee of the Company.

On 9th August, 2005, a resolution was passed at the third meeting of the fourth session of the Board to appoint Mr. Sun Tao as Chief Engineer of the Company.

EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS
As of 30th June, 2005, the Company had a total of 8,930 employees, representing a decrease of 34 persons from that of 31st December, 2004.

The Company implemented a salary distribution policy which links remunerations closely with operating results, labour efficiency and individual performance. The aggregate amount of the salaries of all of the Company's employees is closely related to operating results and the distribution of the employees' salaries is based on their post scores and performance reviews. In the first half of 2005, the Company paid a total of RMB242.5 million for employee salaries and benefits.

Pursuant to applicable government policies and regulations, the Company set aside statutory funds for its employees and also maintain various insurance policies for the benefits of its employees as set forth in the following table:

------------------------------------------------------------------------------
                                         AS A PERCENTAGE OF THE EMPLOYEES'
                                            AGGREGATE SALARIES IN 2004
                                     Employees residing
                                      in Guangzhou area
                                           or along the
                                     Guangzhou-Shenzhen     Employees residing
Employee Benefits                                 route            in Shenzhen
------------------------------------------------------------------------------

Housing Fund                                         7%                    13%
Retirement Insurance                                18%                    18%
Supplemental Retirement Insurance                    5%                     5%
Basic Medical Insurance                              8%                     6%
Supplemental Medical Insurance                       1%                   0.5%
Child-bearing Medical Insurance                    0.4%                   0.5%
Other Welfare Contributions                          6%                     8%
------------------------------------------------------------------------------

In the first half of 2005, the Company provided 5,254 employees with relevant training, including post standardization, training on adaptability and measures under emergency, etc. The Company provided most of these training courses but also engaged certain external experts for training purposes. The Company has completed 50% of its full-year training plans in the first half of this year and training expenses totalled RMB1.53 million approximately.

ACCOUNTING TREATMENT IN RELATION TO THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING
The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at prices approved by the government. The unabsorbed losses arising from the difference between the then net book value and the proceeds from the sales of staff quarters to the employees amounted to approximately RMB226.4 million as of 30th June, 2005. Pursuant to the prevailing policies of the Ministry of Finance, the difference between the two amounts should be credited to retained earnings in the PRC statutory accounts as of 1st January, 2001, or in case of a debit balance, to offset against the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve maintained by the Group upon the approval of the Board of Directors.

In the financial statements of the Company as of 30th June, 2005 prepared in accordance with International Financial Reporting Standards, the Company accounted for such losses as losses arising from the sale of completed staff quarters to employees, or from the sale of premises to employees under construction whom are expected to render could be future services to the Group, totaling approximately RMB226.4 million. Such losses have been deferred as deferred staff costs and are amortized on a straight-line basis using an estimated average remaining employee service period of 15 years, determined at the time of when such sales occurred. During the period from 1st January, 2005 to 30th June, 2005, the amortization of such deferred staff costs charged to general and administrative expenses of the consolidated income statement amounted to approximately RMB7.546 million and the accumulated amortization amounted to RMB83.004 million.

As of 30th June, 2005, the unamortized deferred losses, which were recorded as deferred staff costs on the balance sheet of the Company and its subsidiaries, amounted to RMB143.4 million.

CAPITAL STRUCTURE
No change occurred to the Company's share capital structure during the reporting period. The Company's capital structure as of 30th June, 2005 was as follows:

------------------------------------------------------------------------------
                                               AS OF 30TH JUNE, 2005
                                                                 PERCENTAGE OF
                                                                   TOTAL SHARE
CLASS OF SHARES                        NUMBER OF SHARES                CAPITAL
                                                                           (%)
------------------------------------------------------------------------------

State-owned legal person shares           2,904,250,000                  66,99
H Shares                                  1,431,300,000                  33.01
------------------------------------------------------------------------------
Total                                     4,335,550,000                  100.0
------------------------------------------------------------------------------

SHAREHOLDERS
So far as the Directors are aware, as of 30th June, 2005, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                                             PERCENTAGE       PERCENTAGE
                                CLASS OF           NUMBER OF                      TYPE OF      OF CLASS         OF TOTAL
NAME OF SHAREHOLDER               SHARES         SHARES HELD       CAPACITY      INTEREST     OF SHARES    SHARE CAPITAL
                                                                                                    (%)              (%)
------------------------------------------------------------------------------------------------------------------------

Guangzhou Railway (Group)       Domestic    2,904,250,000(L)     Beneficial     Corporate        100.00            66.99
  Company                         shares                              owner

Sumitomo Life Insurance         H Shares      128,406,000(L)    Interest of     Corporate          8.97             2.96
  Company (Note)                                                 controlled
                                                                corporation

Sumitomo Mitsui Asset           H Shares      128,406,000(L)     Investment     Corporate          8.97             2.96
  Management Company, Limited                                       Manager

Mondrian Investment Partners    H Shares      100,486,500(L)     Investment     Corporate          7.02             2.32
  Ltd. (formerly known as                                           Manager
  Delaware International
  Advisers Limited)
------------------------------------------------------------------------------------------------------------------------

Note: As at 30th June, 2005, Sumitomo Life Insurance Company was deemed to be interested in 128,406,000 H Shares (representing 8.97% of the total H Shares of the Company or 2.96% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

The letter "L" denotes a long position.

PUBLIC FLOAT
As at 9th August, 2005, at least 25% of the Company's total issued share capital was held by the public. The Company is therefore in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") with regard to the sufficiency of the public float.

INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN THE SHARE CAPITAL OF THE COMPANY
As of 30th June, 2005, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have been taken under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES
Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.

IMPACT OF ECONOMIC POLICIES ON THE COMPANY
The policies on adjustment of the national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed, the Company is not aware of any other governmental policies that are likely to have an impact on the Company's business and financial position.

TAXATION POLICY
As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. According to relevant tax regulations, the subsidiaries of the Company are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation.

Recoverability of time deposits placed with a credit cooperative
As of June 30, 2005 the Company had an overdue time deposit in the amount of approximately RMB31.365 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment in its favour regarding the unpaid time deposits. However, as the debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.04% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made full provision in its financial statements for impairment.

Except for the overdue time deposit mentioned above, the Company has no other overdue time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed its deposits with commercial banks in China and the Railway Deposit-taking Centre of the MOR.

ENTRUSTED DEPOSITS
As of 30th June, 2005, the Company did not have any entrusted deposits with any financial institutions in China.

BANK BORROWINGS
As of 30th June, 2005, the Company had no bank loans or borrowings.

CONTINGENCY
The Company had made equity investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") and the carrying value of such investment as of 30th June, 2005 amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture in Guangzhou in order to develop certain properties near a railway station operated by the Company.

On 27th October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party (the "Creditor"). Guangzhou Guanhua, Guangzhou Guanyi, Guangdong Guancheng and Guangzhou Guantian are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to repay the payable balances, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guantian were jointly liable to pay to the Creditor an amount of approximately RMB257 million plus accrued interests (collectively the "Damages") according to the court verdict issued dated 4th November, 2001 (the "Verdict"). In case Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in it would be impaired.

On 15th December, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the court to decide whether there should be a re-trial, a hearing was held on 18th March, 2004. Up to the date of this announcement, the High Court had not yet made its judgement as the necessary procedures had not been completed. After consultation made with an independent legal counsel, the directors are of the opinion that the above guarantee arrangement should be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that as of the date of this announcement, the chance that Guangzhou Guantian may need to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng has to be made in the accounts. In order to avoid any financial losses that may arise from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the parent company of the Company) dated 14th December, 2004, whereby the parent company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.

EXCHANGE RISK
The Company currently holds certain amounts of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation businesses. Dividends to the holders of H shares and holders of American Depositary Receipts are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train projects, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relevant foreign currencies fluctuates, the operating results of the Company will be affected.

CHARGE ON ASSETS AND GUARANTEE
In the first half of 2005, the Company had not charged any of its assets and had not provided any guarantees.

MATERIAL LITIGATION
In the first half of 2005, the Company has not been involved in any major litigation or dispute.

PROPOSED ISSUE OF A SHARES, VERY SUBSTANTIAL ACQUISITION AND CONTINUING CONNECTED TRANSACTIONS
On 15th November, 2004, the Company entered into an acquisition agreement (the "Acquisition Agreement") with Guangzhou Railway Group Yangcheng Railway Company (the "Vendor") in relation to its acquisition of the railway transportation business between Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration of the Acquisition is RMB10,264,120,700 (the assessed amount). In order to finance the Acquisition, the Company had applied to the relevant PRC authorities for the allotment and issue of not more than 2.75 billion A shares and intend to use the proceeds from the A share issue to pay the consideration of the Acquisition. Pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition. As the Vendor is a wholly-owned subsidiary of the Company's controlling shareholder - Guangzhou Railway (Group) Company ("the Parent Company"), the Acquisition also constitutes a connected transaction. In anticipation of the A share issue and the Acquisition, we entered into various agreements with each of the Vendor and the Parent Company in respect of certain continuing connected transactions. Such agreements will take effect upon the completion of the Acquisition and will thereafter replace and supersede all existing connected transaction agreements relating to the same categories of transactions.

The Company made an announcement in respect of the above transactions on 15th November, 2004 and also sent a circular to its shareholders on 5th December, 2004. The circular contained details relating to the A share issue, the proposed amendments to the Company's Articles of Association, the Acquisition and the continuing connected transactions; a letter from the independent board committee to independent shareholders containing their recommendation; and a letter from the independent financial adviser to the independent board committee and independent shareholders containing its advice, etc. The Company held its domestic shareholders' class meeting, H shares shareholders' class meeting and extraordinary general meeting on 30th December, 2004 to approve the related matters associated with the proposed transactions. The Company submitted an application proposal relating to the A share issue to the China Securities Regulatory Commission, on 31st December, 2004.

The Acquisition Agreement is subject to the fulfillment of, among other things, the following conditions:

(1) obtaining formal approvals from relevant authorities or bodies in relation to the A share issue;

(2) completion of the A share issue and an amount of not less than 65% of the consideration of the Acquisition having been raised;

(3) obtaining the approvals by the relevant government bodies responsible for the supervision and management of state-owned assets in relation to the Vendor's proposal on disposal of its state-owned assets; and

(4) obtaining the approval by the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi.

Save for the condition numbered 2 above, which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within two years from the date of signing of the Acquisition Agreement, 15th November, 2004, the Acquisition Agreement will lapse and no party will have any liability thereunder. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A share issue has been completed, the Company will retain the proceeds from the A share issue as general working capital.

As of 9th August, 2005, the Company had not received any directive as to when the approvals will be obtained. Therefore, the Company is unable to set a definite timetable for the proposed A share issue.

MATERIAL ACQUISITION OR DISPOSAL
Except for the above conditional Acquisition Agreement, as of 30th June, 2005, the Company had not made any other material acquisition or disposal.

CONNECTED TRANSACTIONS
Save for the above conditional Acquisition Agreement and continuing connected transactions to take effect upon the completion of the Acquisition, as of 30th June, 2005, the Company's connected transactions in relation to railway transport were carried out on normal terms according to the conditions and waiver granted by the Hong Kong Stock Exchange and according to the contracts entered into by the contracting parties. There has been no new connected transaction.

AUDIT COMMITTEE
The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The unaudited interim financial statements for the six months ended 30th June, 2005 have been reviewed by the Audit Committee.

Corporate Governance
The Company is committed to high standards of corporate governance. To their best knowledge, the Company and its directors confirm that, save as disclosed in this announcement and except for code provisions B.1 of the Listing Rules relating to the establishment of a remuneration committee, the Company has complied throughout the accounting period covered by this interim report with the applicable code provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 to the Listing Rules ("Corporate Governance Code").

On 9th August, 2005, the establishment of a remuneration committee with specific written terms of reference which deal with its authorities and duties in accordance with the code provisions B.1 of the Listing Rules was approved by the

Board of Directors of the Company. The remuneration committee consists of five members, three of whom are independent non-executive directors.

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by its directors. Having made specific enquiry of all directors of the Company, the Company confirms that all its directors have complied with the requirements set out in the Model Code for the period under review.

On behalf of the Board of Directors
Wu Junguang
Chairman of the Board of Directors

Shenzhen, China, 9th August, 2005

Interim Results
The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2005 prepared under International Financial Reporting Standards ("IFRS").

Condensed Consolidated Income Statement (Unaudited)

------------------------------------------------------------------------------------
                                            FOR THE SIX MONTHS ENDED 30TH JUNE,
                                                      2005          2004        2005
                                        Note       RMB'000       RMB'000     US$'000
                                                                           (NOTE 14)
------------------------------------------------------------------------------------

Revenues from railroad businesses
 Passenger                                       1,208,347     1,103,066     145,584
 Freight                                           269,365       265,888      32,454
------------------------------------------------------------------------------------
 Sub-total                                       1,477,712     1,368,954     178,038
Revenues from other businesses                      94,403        76,772      11,373
------------------------------------------------------------------------------------
Total revenues                                   1,572,115     1,445,726     189,411
------------------------------------------------------------------------------------
Operating expenses
 Railroad businesses                            (1,107,682)   (1,023,163)   (133,456)
 Other businesses                                  (99,949)      (76,110)    (12,042)
------------------------------------------------------------------------------------
Total operating expenses                        (1,207,631)   (1,099,273)   (145,498)
------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                             364,484       346,453      43,913
Other income                                        21,737        17,815       2,619
Finance costs                                         (140)         (432)        (17)
Share of loss of associates                         (2,194)       (6,220)       (264)
------------------------------------------------------------------------------------
PROFIT BEFORE INCOME TAX                   3       383,887       357,616      46,251
Income tax expense                         4       (59,373)      (58,497)     (7,153)
------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD                              324,514       299,119      39,098
------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Equity holders of the Company                      325,089       299,360      39,167
Minority interest                                     (575)         (241)        (69)
------------------------------------------------------------------------------------
EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO THE EQUITY
  HOLDERS OF THE COMPANY DURING
  THE PERIOD
   -- Basic                                6      RMB0.075      RMB0.069    USD0.009
------------------------------------------------------------------------------------
   -- Diluted                              6           N/A           N/A         N/A
------------------------------------------------------------------------------------

Condensed Consolidated Balance Sheet

----------------------------------------------------------------------------------------
                                                     AS OF            As of        AS OF
                                                30TH JUNE,   31st December,   30TH JUNE,
                                                      2005             2004         2005
                                        Note       RMB'000          RMB'000      US$'000
                                               (UNAUDITED)        (Audited)    (NOTE 14)
----------------------------------------------------------------------------------------

ASSETS
NON-CURRENT ASSETS
Fixed assets                               7     6,836,201        6,973,279      823,639
Construction-in-progress                   7       630,970          345,313       76,020
Leasehold land payments                            628,586          636,379       75,733
Interests in associates                            127,148          128,346       15,319
Available-for-sale investments                     167,962          167,962       20,236
Deferred tax assets                                 18,406           18,406        2,218
Deferred staff costs                               143,366          150,911       17,273
----------------------------------------------------------------------------------------
                                                 8,552,639        8,420,596    1,030,438
----------------------------------------------------------------------------------------
CURRENT ASSETS
Materials and supplies                              61,542           60,602        7,415
Trade receivables, net                     8       101,229          106,652       12,196
Due from Parent Company                             18,482               --        2,227
Due from related parties                            53,099           56,064        6,397
Prepayments and other receivables,
  net                                              198,064          216,573       23,863
Short-term deposits with maturity
  beyond 3 months                         12     1,342,790        1,379,309      161,782
Cash and cash equivalents                 12     1,236,000        1,169,255      148,916
----------------------------------------------------------------------------------------
                                                 3,011,206        2,988,455      362,796
----------------------------------------------------------------------------------------
TOTAL ASSETS                                    11,563,845       11,409,051    1,393,234
----------------------------------------------------------------------------------------
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE
  TO THE COMPANY'S EQUITY HOLDERS
Share capital                             10     4,335,550        4,335,550      522,355
Reserves                                         5,911,608        6,085,024      712,242
----------------------------------------------------------------------------------------
                                                10,247,158       10,420,574    1,234,597
MINORITY INTERESTS                                  51,036           51,612        6,149
----------------------------------------------------------------------------------------
Total equity                                    10,298,194       10,472,186    1,240,746
----------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade payables                             9        93,177           56,272       11,226
Payables for construction of fixed
  assets                                           159,866          164,591       19,261
Due to Parent Company                                   --           24,617           --
Due to related parties                             307,559          172,121       37,055
Dividends payable                                  209,532              456       25,245
Taxes payable                                       50,300           75,878        6,060
Accrued expenses and other payables                445,217          442,930       53,641
----------------------------------------------------------------------------------------
                                                 1,265,651          936,865      152,488
----------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITY                      11,563,845       11,409,051    1,393,234
----------------------------------------------------------------------------------------
NET CURRENT ASSETS                               1,745,555        2,051,590      210,308
----------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES           10,298,194       10,472,186    1,240,746
----------------------------------------------------------------------------------------

Condensed Consolidated Statement of Changes in Shareholders' Equity
(Unaudited)

------------------------------------------------------------------------------------------------------------------------
                                                                            RESERVES
                                                    -------------------------------------------------------
                                                                   SHARE
                                            SHARE       SHARE   ISSUANCE     REVENUE   RETAINED
                                          CAPITAL     PREMIUM      COSTS    RESERVES   EARNINGS   SUB-TOTAL        TOTAL
                                 Note     RMB'000     RMB'000    RMB'000     RMB'000    RMB'000     RMB'000      RMB'000
------------------------------------------------------------------------------------------------------------------------

BALANCES AT 31ST DECEMBER,
  2004                                  4,335,550   3,984,135    (14,035)  1,458,298    656,626   6,085,024   10,420,574
SHARE ISSUANCE COSTS                           --          --    (21,594)         --         --     (21,594)     (21,594)
PROFIT ATTRIBUTABLE TO
  SHAREHOLDERS                                 --          --         --          --    325,089     325,089      325,089
DIVIDENDS RELATING TO 2004          5          --          --         --          --   (476,911)   (476,911)    (476,911)
------------------------------------------------------------------------------------------------------------------------
BALANCES AT 30TH JUNE, 2005             4,335,550   3,984,135    (35,629)  1,458,298    504,804   5,911,608   10,247,158
------------------------------------------------------------------------------------------------------------------------
Balances at 31st December,
  2003                                  4,335,550   3,984,135         --   1,368,627    634,046   5,986,808   10,322,358
Profit attributable to
  shareholders                                 --          --         --          --    299,360     299,360      299,360
Dividends relating to 2003          5          --          --         --          --   (455,233)   (455,233)    (455,233)
------------------------------------------------------------------------------------------------------------------------
Balances at 30th June, 2004             4,335,550   3,984,135         --   1,368,627    478,173   5,830,935   10,166,485
------------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Cash Flow Statement
(Unaudited)

--------------------------------------------------------------------------------
                                            FOR THE SIX MONTHS ENDED 30TH JUNE,
                                                 2005         2004         2005
                                              RMB'000      RMB'000      US$'000
                                                                      (NOTE 14)
--------------------------------------------------------------------------------

Net cash from operating activities            601,003      541,773       72,410
Net cash used in investing activities        (244,830)    (167,300)     (29,497)
Net cash used in financing activities        (289,428)          --      (34,871)
--------------------------------------------------------------------------------
Net increase/(decrease) in cash and
  cash equivalents                             66,745      374,473        8,042
Cash and cash equivalents at beginning
  of period                                 1,169,255    1,402,359      140,874
--------------------------------------------------------------------------------
Cash and cash equivalents at end of
  period                                    1,236,000    1,776,832      148,916
--------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements
1.   Basis of preparation and accounting policies

The accompanying unaudited condensed consolidated financial statements are prepared under IFRS and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as of and for the year ended 31st December, 2004.

2.   Segment information

(i)  Business Segments

The Group conducts the majority of its business activities in railroad and other business operations. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies adopted in preparing the consolidated financial statements of the Group. The Group evaluates performance based on profit from operations. An analysis of the Group's revenues and results for the period by business segment is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                  FOR THE SIX MONTHS ENDED 30TH JUNE,
                      RAILROAD    BUSINESSES     OTHER BUSINESSES        UNALLOCATED        CONSOLIDATION              TOTAL
                          2005          2004       2005       2004      2005      2004       2005      2004        2005        2004
                       RMB'000       RMB'000    RMB'000    RMB'000   RMB'000   RMB'000    RMB'000   RMB'000     RMB'000     RMB'000
-----------------------------------------------------------------------------------------------------------------------------------

Revenues
 -- External         1,477,712     1,368,954     94,403     76,772        --        --         --        --   1,572,115   1,445,726
 -- Inter-segment           --            --     43,742     11,749        --        --    (43,742)  (11,749)         --          --
-----------------------------------------------------------------------------------------------------------------------------------
                     1,477,712     1,368,954    138,145     88,521        --        --    (43,742)  (11,749)  1,572,115   1,445,726

Segment result         370,030       345,791     (5,546)       662        --        --         --        --     364,484     346,453

Other income            21,157        17,394        580        421        --        --         --        --      21,737      17,815
Including:
 -- Interest income     16,041        17,251        276        246        --        --         --        --      16,317      17,497

Finance costs               --            --         --         --      (140)     (432)        --        --        (140)       (432)
Share of profit of
  associates before
  tax                   (2,186)       (6,210)        --         --        --        --         --        --      (2,186)     (6,210)
Income tax expense                                                                                              (59,381)    (58,507)
Minority interests                                                                                                  575         241
-----------------------------------------------------------------------------------------------------------------------------------
Profit attributable
  to shareholders                                                                                               325,089     299,360
-----------------------------------------------------------------------------------------------------------------------------------

(ii) Geographic Segments

For the six months ended 30th June, 2005, all of the Group's business operations were conducted in the People's Republic of China (the "PRC").

3.   Profit before income tax
Profit before tax is stated after charging/(crediting) the following:

------------------------------------------------------------------------
                                                FOR THE SIX MONTHS ENDED
                                                        30TH JUNE,
                                                   2005             2004
                                                RMB'000          RMB'000
------------------------------------------------------------------------

Depreciation of fixed assets                    150,621          153,842
Amortisation of leasehold land payments           7,792            8,105
Amortisation of deferred staff costs              7,546            7,546
Interest expenses                                   140              432
Interest income                                 (16,317)         (17,497)
------------------------------------------------------------------------

4.   Income tax expense
The amount of taxation charged to the condensed consolidated income statement represents:


------------------------------------------------------------------------
                                                FOR THE SIX MONTHS ENDED
                                                         30TH JUNE,
                                                   2005             2004
                                                RMB'000          RMB'000
------------------------------------------------------------------------

PRC enterprise income tax                        59,373           58,497
------------------------------------------------------------------------

Income tax was provided in accordance with the enterprise income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to enterprise income tax rates of 15% or 33%, depending mainly on their respective places of incorporation. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures in the PRC which are entitled to full exemption from the PRC enterprise income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

------------------------------------------------------------------------
                                                FOR THE SIX MONTHS ENDED
                                                         30TH JUNE,
                                                   2005             2004
                                                RMB'000          RMB'000
------------------------------------------------------------------------
Profit before income tax                        383,887          357,616
------------------------------------------------------------------------
Calculated at a taxation rate
  of 15% (2003: 15%)                             57,583           53,642
Expenses not deductible for
  taxation purposes
   -- Amortisation of deferred staff costs        1,132            1,132
Effects of different taxation rates for
  certain subsidiaries                              658            3,723
------------------------------------------------------------------------
                                                 59,373           58,497
------------------------------------------------------------------------

5.   Dividends and Appropriations

No appropriation from retained earnings has been made to the statutory reserves for the six months ended 30th June, 2005. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

On 17th March, 2005, the Company declared a dividend of RMB0.11 per share in respect of the year ended 31st December, 2004, totaling RMB476,911,000. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2005.

6.   Earnings per share

Basic earnings per share for the six months ended 30th June, 2005 was computed by dividing consolidated profit attributable to shareholders by 4,335,550,000 shares (2004: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share was presented as there was no dilutive potential ordinary shares as of period end.

7.   Fixed assets and construction-in-progress

---------------------------------------------------------------------
                                        CONSTRUCTION-
                                          IN-PROGRESS    FIXED ASSETS
                                              RMB'000         RMB'000
---------------------------------------------------------------------

Opening net book value as at 1st
  January, 2005                               345,313       6,973,279

Additions                                     300,000           7,066
Transfer from construction-in-progress
  to fixed assets                             (10,074)         10,074
Disposals                                      (4,269)         (3,597)
Depreciation charge (Note 3)                       --        (150,621)
---------------------------------------------------------------------
Closing net book amount as at 30th
  June, 2005                                  630,970       6,836,201
---------------------------------------------------------------------

8.   Trade receivables, net

---------------------------------------------------------------------
                                             AS OF              As of
                                        30TH JUNE,     31st December,
                                              2005               2004
                                           RMB'000            RMB'000
---------------------------------------------------------------------

Trade receivables                          116,652            122,075
Less: Provision for doubtful
  accounts                                 (15,423)           (15,423)
---------------------------------------------------------------------
                                           101,229            106,652
---------------------------------------------------------------------

The credit terms of trade receivables are within one year. The aging analysis of trade receivables, net is as follows:

---------------------------------------------------------------------
                                             AS OF              As of
                                        30TH JUNE,     31st December,
                                              2005               2004
                                           RMB'000            RMB'000
---------------------------------------------------------------------
Within 1 year                               89,612             99,297
Over 1 year but within 2 years              11,029              7,332
Over 2 years but within 3 years                588                 23
---------------------------------------------------------------------
                                           101,229            106,652
---------------------------------------------------------------------

9.   Trade payables

The aging analysis of trade payables is as follows:

---------------------------------------------------------------------
                                             AS OF              As of
                                        30TH JUNE,     31st December,
                                              2005               2004
                                            RMB'000           RMB'000
---------------------------------------------------------------------

Within 1 year                               91,651             55,638
Over 1 year but within 2 years               1,099                333
Over 2 years but within 3 years                427                301
---------------------------------------------------------------------
                                            93,177             56,272
---------------------------------------------------------------------

10.  Share capital
As of 30th June, 2005, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

------------------------------------------------------------------------------
                                         NUMBER OF     NOMINAL      PERCENTAGE
                                            SHARES     VALUE          OF SHARE
                                              '000     RMB'000         CAPITAL
------------------------------------------------------------------------------

Authorised, issued and fully paid:
State-owned Legal Person Shares          2,904,250     2,904,250           67%
H Shares                                 1,431,300     1,431,300           33%
------------------------------------------------------------------------------
                                         4,335,550     4,335,550          100%
------------------------------------------------------------------------------

11.  Commitments
(a)  Capital commitments
As of 30th June, 2005, the Group had the following capital commitments which are authorized but not contracted for and contracted but not provided for:

----------------------------------------------------------------------
                                              AS OF              As of
                                         30TH JUNE,     31st December,
                                               2005               2004
                                            RMB'000            RMB'000
----------------------------------------------------------------------

Authorised but not contracted for           658,937            459,457
----------------------------------------------------------------------
Contracted but not provided for             535,963            717,606
----------------------------------------------------------------------

(b)  Operating lease commitments

----------------------------------------------------------------------
                                              AS OF              As of
                                         30TH JUNE,     31st December,
                                               2005               2004
                                            RMB'000            RMB'000
----------------------------------------------------------------------

Machinery and equipment
 -- not more than one year                  108,000            108,000
 -- more than one year but not more
      than five years                        21,375             75,375
----------------------------------------------------------------------
                                            129,375            183,375
----------------------------------------------------------------------

(c)  Commitments under a conditional acquisition agreement

see note 14

12.  Related party transactions
A portion of transactions undertaken by the Group for the six months ended 30th June, 2005 was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with certain related parties during the six months ended 30th June, 2005:

Recurring transactions

------------------------------------------------------------------
                                          FOR THE SIX MONTHS ENDED
                                                 30TH JUNE,
                                             2005             2004
                                          RMB'000          RMB'000
------------------------------------------------------------------

Leasing of locomotives and provision
  of related services from Yang Cheng
  Railway Company, a subsidiary of
  Guangzhou Railway (Group)
  Company (the "Parent Company")           24,255           22,393
Provision of train and related services
  from Guangmeishan Railway Company
  Limited, a subsidiary of the Parent
  Company                                   2,600            2,744
Purchase of materials and supplies from
  Guangzhou Railway Material Supply
  Company, a subsidiary of the Parent
  Company                                  37,182           15,501
Social services (employee housing,
  health care, educational and public
  security services and other ancillary
  services) provided by Guangzhou
  Railway (Group) Guangshen Railway
  Enterprise Development Company, a
  subsidiary of the Parent Company         32,141           34,934
Operating lease rentals paid to the
  Ministry of Railway of the PRC
  (the "MOR")                              25,941           31,745
Provision of trains and related services
  through MOR                             124,350          109,615
Interest expenses paid to the Parent
  Company                                      --              373
Interest received from the MOR's
  Railroad Deposit-taking Centre            3,493            1,662
Interest received from Pingnan Railway
  Company Limited, an associate of the
  Parent Company                               --              130
Interest received from Guangmeishan
  Railway Company Limited                      --              109
------------------------------------------------------------------

As at 30th June, 2004 and 2005, cash and time deposits placed in the MOR's Railroad Deposit-taking Center amounted to approximately RMB730,076,000 and RMB904,756,000 respectively.

Non-recurring transactions

--------------------------------------------------------------------------
                                                           2005       2004
                                                        RMB'000    RMB'000
--------------------------------------------------------------------------

Provision of repair and maintenance services from
  Guangzhou Guangtie Huake Technology Service
  Company, a subsidiary of the Parent Company             8,450         --
--------------------------------------------------------------------------

13.  Contingency
The Company had made equity investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") and the carrying value of such investment as of 30th June, 2005 amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture in Guangzhou in order to develop certain properties near a railway station operated by the Company.

On 27th October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party (the "Creditor"). Guangzhou Guanhua, Guangzhou Guanyi, Guangdong Guancheng and Guangzhou Guantian are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to repay the payable balances, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guantian were jointly liable to pay to the Creditor an amount of approximately RMB257 million plus accrued interests (collectively the "Damages") according to the court verdict issued dated 4th November, 2001 (the "Verdict"). In case Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in it would be impaired.

On 15th December, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the court to decide whether there should be a re-trial, a hearing was held on 18th March, 2004. Up to the date of this announcement, the High Court had not yet made its judgement as the necessary procedures had not been completed. After consultation made with an independent legal counsel, the directors are of the opinion that the above guarantee arrangement should be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that as of the date of this announcement, the chance that Guangzhou Guantian may need to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng has to be made in the accounts. In order to avoid any financial losses that may arise from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the parent company of the Company) dated 14th December, 2004, whereby the parent company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.

14.  Proposed Acquisition of a Railway Business
On 15th November, 2004 the Company and Guangzhou Railway Group Yangcheng Railway Company (The "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement for the acquisition of the railway transportation business between Guangzhou and Pingshi (currently operated by the Vendor) and the assets and liabilities relating to such business (the "Acquisition Agreement"). The consideration for the Acquisition was determined to be RMB10,264,120,700, subject to confirmation from the relevant PRC authorities and certain adjustments to be made as per the Acquisition Agreement.

The Company intends to finance the payment of the Consideration with the proceeds of an A share issue with any shortfall being financed by internal resources/bank borrowings etc. These shares will be listed on the Shanghai Stock Exchange.

In this regard, the Company has applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion A shares. The Company submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC") on 31st December, 2004.

Pursuant to the requirements of the Listing Rules of Hong Kong, the proposed Acquisition will be deemed to be a very substantial acquisition by the Company. As the vendor is a wholly-owned subsidiary of the Parent Company, the controlling shareholder of the Company, the proposed Acquisition will also be considered a connected transaction of the Company.

In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing agreement and services agreement with the parent company or the vendor. Such agreements shall take effect upon the completion of the Acquisition and shall replace all existing connected transaction agreements relating to the same categories of transactions.

On 5th December, 2004, the Company issued a circular to its shareholder's in respect of the proposed A share issue, the proposed very substantial acquisition and ongoing connected transaction, and the proposed ongoing connected transactions. On 30th December, 2004, the Company held its domestic shareholders' class meeting, H shares shareholders' class meeting and extraordinary general meetings that approved the proposed A share issue, the proposed acquisition and the proposed ongoing connected transactions.

The Acquisition Agreement is conditional upon the fulfillment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained;
(2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the vendor's proposal on disposal of state-owned assets being obtained; and
(4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained. As of the date of this report, none of the conditions are fulfilled.

Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement, 15th November, 2004, the Acquisition Agreement shall lapse and no party shall have any liability thereunder. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue as general working capital.

15. Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on 30th June, 2005 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2005 or on any other date.

16.  Principal Financial Ratios


-------------------------------------------------------------------------------
                                                                2005       2004
-------------------------------------------------------------------------------

a.   Basic earnings per share
      (Consolidated profit attributable to shareholders
        for the six months ended 30th June/weighted
        average number of shares outstanding)               RMB0.075   RMB0.069
b.   Return on net assets
      (Consolidated profit attributable to shareholders
        for the six months ended 30th June/consolidated
        net assets as of 30th June)                              3.2%       2.9%
c.   Net assets per share
      (Consolidated net assets as of 30th June/number of
        shares outstanding as of 30th June)                  RMB2.36    RMB2.34
-------------------------------------------------------------------------------

SUPPLEMENTARY FINANCIAL INFORMATION
Additional Information for Shareholders of American Depositary Shares traded on New York Stock Exchange
(Unaudited)

Effects on the consolidated profit attributable to shareholders and consolidated net assets of significant differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are summarised below. The estimated US GAAP adjustments shown below have been prepared by the management of the Company and have not been subject to independent audit.

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                                         FOR THE SIX MONTHS ENDED 30TH JUNE,
                                             2005         2004          2005
                                          RMB'000      RMB'000       US$'000
                                                                    (NOTE 2)
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Consolidated profit attributable
  to shareholders under IFRS
  (unaudited)                             325,089      299,360        39,167
Impact of estimated US GAAP adjustments:
 Reversal of additional depreciation
   charges arising from the revaluation
   surplus of fixed assets                 19,274       19,274         2,322
 Effect of US GAAP adjustment on
   taxation                                (2,891)      (2,891)         (348)
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Estimated consolidated profit
  attributable to shareholders under
  US GAAP (unaudited)                     341,472      315,743        41,141
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Estimated basic earnings per share
  under US GAAP (Note 1)                 RMB0.079     RMB0.073      US$0.010
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Estimated basic earnings per equivalent
  American Depositary Share (ADS)
  under US GAAP (Note 1)                 RMB3.938     RMB3.641      US$0.475
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                                           AS OF             As of        AS OF
                                      30TH JUNE,    31st December,   30TH JUNE,
                                            2005              2004         2005
                                         RMB'000           RMB'000      US$'000
                                                                       (NOTE 2)
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Consolidated net assets under IFRS    10,247,158        10,420,574    1,234,597
Impact of estimated US GAAP
  adjustments:
 Reversal of the revaluation
   surplus on fixed assets            (1,492,185)       (1,492,185)    (179,781)
 Reversal of additional depreciation
   charges arising from the
   revaluation surplus on fixed
   assets                                427,254           407,980       51,476
 Deferred tax assets recognised          223,828           223,828       26,967
 Effect of US GAAP adjustment on
   taxation                              (64,088)          (61,197)      (7,721)
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Estimated consolidated net assets
  under US GAAP                        9,341,967         9,499,000    1,125,538
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Notes:

1. Estimated basic earnings per share and equivalent ADS for the six months ended 30th June, 2005 were computed by dividing estimated consolidated profit attributable to shareholders under US GAAP by 4,335,550,000 shares (2004:
4,335,550,000) and 86,711,000 equivalent ADSs (2004: 86,711,000) outstanding throughout the period respectively. No diluted earnings per share and per equivalent ADS was presented as there was no dilutive potential ordinary shares as of period end.

2. Translation of amounts from RMB into US$ for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on 30th June, 2005 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2005 or on any other date.

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.